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                                                                       EXHIBIT 7
NEWS RELEASE

Go2Net to Receive $300 Million Investment From Paul G. Allen; Allen Also Initiates Cash Tender Offer for 5 Million Shares of Go2Net at $90 per Share For Controlling Interest in the Company

Allen Plans to Integrate and Offer Go2Net Portal Services Over Cable Systems

     SEATTLE, March 15/PRNewswire/ -- Go2Net (Nasdaq:  GNET - news), a network
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of branded, technology- and community-driven Web sites, today announced a $300 million investment by Paul G. Allen through the sale of convertible preferred stock to Vulcan Ventures Inc., Mr. Allen's investment organization. Today, Vulcan Ventures purchased approximately $165 million of convertible preferred stock, with the remainder of the preferred stock to be purchased upon shareholder approval. As part of the transaction, Vulcan Ventures entered into agreements to purchase 1.4 million shares of common stock from Go2Net's executive officers and Directors, and agreed to also commence a tender offer to purchase up to 3.6 million shares of Go2Net's outstanding common stock at $90 per share in cash. Assuming that all the shares being tendered for are purchased and the remainder of the preferred stock is purchased by Vulcan, Allen will own more than 54% of Go2Net's outstanding shares. Go2Net CEO Russell C. Horowitz and the company's existing management team will continue to manage the company and lead its strategic expansion. "Go2Net's association with Paul Allen is significant for a number of reasons: It provides Go2Net the capital and strategic resources necessary to build the Go2Net brand, extend our acquisition strategy, and enhance our existing properties and infrastructure, while setting the stage for the Go2Net Network to become a primary platform for content delivery and value creation in the broadband world," said Russell C. Horowitz, Go2Net Chief Executive Officer. "Paul Allen's vision and commitment to the future of our industry are unmatched. We're excited about the prospect of having an opportunity to provide Go2Net's premier content and services to certain Paul Allen assets, including one of the nation's largest and fastest-growing networks of cable systems."

     In addition to supporting the ongoing growth and development of the Go2Net Network, the agreement indicates that Go2Net will work with Allen's affiliated cable companies to provide those companies' subscribers with access to Go2Net's portal services. Allen's cable assets, which include Charter Communications Inc. and Marcus Cable Company, currently comprise the nation's 7th largest cable operation. He is also a significant shareholder of Denver-based High Speed Access Corporation (HSA), a leading provider of high speed Internet cable services.

     "Comprehensive portal services such as Go2Net delivered directly to set top boxes will be a critical development in the future of cable," said Allen. "I look forward to working with Go2Net to develop these services for the customers of our cable systems, and to

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forging relationships between Go2Net and my cable holdings to further enhance the companies' existing offerings."

     One of the most significant cash investments involving the Internet sector to-date, Allen's investment enables Go2Net to greatly enhance the development of the Go2Net Network, currently focused on the categories of search, finance, ecommerce and games.

Additional Terms of the Agreement

     Paul G. Allen agrees to purchase an aggregate of $300 million worth of a new series of convertible preferred stock of Go2Net, convertible into approximately 26% of Go2Net's common stock. Approximately $165 million of convertible preferred stock was purchased today, with the remaining shares to be purchased upon shareholder approval. Pursuant to the agreement with the company, Allen also agreed that Vulcan Ventures Inc., his investment organization, would commence a tender offer to purchase up to 3.6 million shares of common stock of the company at $90 per share in cash on or before Friday, Mach 19, 1999. Certain members of the company's management and Board of Directors have entered into agreements under which Allen will buy an aggregate of 1.4 million shares of Go2Net's common stock at $90 per share and have agreed to vote all of their Go2Net stock in favor of the transaction. Assuming that all of the shares being tendered for are purchased and the preferred stock sale is consummated, Allen will own approximately 54% of the outstanding shares of the company, assuming conversion of the preferred stock. Broadview International LLC was the financial advisor to Go2Net for this transaction and NationsBanc Montgomery Securities represented Paul G. Allen and Vulcan Ventures Inc.

About Go2Net, Inc.

     Go2Net is a network of branded, technology-and community-driven Web sites focused on the following categories: personal finance, search, commerce, and games. The company also develops Web-related software. The Go2Net Network's properties include:Go2Net Personal (http://www.go2net.com), which provides users
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with a comprehensive Internet start page offering customizable news, discussion, and stock information, as well as direct access to Go2Net's own finance, search, free Web hosting, shopping and Java multiplayer game sites; Silicon Investor (http://www.siliconinvestor.com), the Web's premier financial discussion site;
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StockSite (http://www.stocksite.com), which offers proprietary articles,
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portfolio tracking tools, company research and news relating to business and finance; MetaCrawler (http://www.metacrawler.com), a metasearch service that
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combines various existing search/index guides into one service; 100hot
(http://www.100hot.com), the Internet's premier category-by-category ranking
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index of Web sites; HyperMart (http://www.hypermart.net), the Web's leading
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provider of free business hosting services; WebMarket
(http://www.webmarket.com), a one-stop comparison shopping service; and PlaySite
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(http://www.playsite.com), the Web's premier Java-based multi-player games
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site. The company's Go2Net Labs division develops innovative technologies to enhance the features and functionality of the go2Net sites and for licensing to other Internet companies.

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About Paul G. Allen

     Paul G. Allen owns and invests in a suite of companies exploring the potential of digital communications. Allen's business strategy includes encouraging communications and synergy between his companies for mutual benefit. His primary companies include Asymetrix Learning Systems (Nasdaq: ASYM - news),
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Vulcan Ventures Inc. and Vulcan Northwest Inc., all of Bellevue, Wash., and
Interval Research Corp. of Palo Alto, Calif. Allen recently acquired limited partnership interest of Marcus Cable of Dallas and Charter Communications of St. Louis. Allen is owner of the Portland Trail Blazers NBA team and the NFL's Seattle Seahawks franchise, is a partner in the entertainment studio Dream Works SKG and holds investments in more than 50 new media companies which further his vision of a Wired World. Allen co-founded Microsoft Corp. with Bill Gates in 1975 and served as the company's executive vice president of research and new product development, the company's senior technology post, until 1983. Allen gives back to the community through the six Allen Charitable Foundations, which support arts, medical, forest protection and other charitable needs in the Pacific Northwest, and is the founder of Experience Music Project in Seattle.

     This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and advertiser base. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the company's limited operating history, the competitive environment in which the company competes, the early stage of the Web as an advertising and electronic commerce medium, the company's dependence on advertising and sponsorship revenues, the company's dependence on strategic relationships to drive traffic to its Web sites, consumer acceptance of the company's new products and services, the company's ability to develop and integrate new technologies and services into its existing services, and the increased use of the Web for commerce. More information about the potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the year ended September 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, which are on file with the Securities and Exchange Commission.

CONTACT: Mark S. Peterson of Go2Net, Inc., 206-447-1595, or mark@go2net.com; or
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Susan Pierson Brown, 425-453-1940, or susanp@vnw.com, for Paul G. Allen/Vulcan
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Ventures Inc.

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